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                                                                      Exhibit 11

          EXHIBIT NO. 11 STATEMENT RE COMPUTATION OF EARNINGS PER SHARE

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

                                                                    YEAR ENDED
                                                                DECEMBER 31, 1999
                                                                -----------------
Income available to common stockholders                          $   4,716,934

Weighted average shares outstanding                              $   2,766,916

Basic earnings per share                                         $        1.70

Income for diluted earnings per share                            $   4,716,934

Total weighted average common shares
    and equivalents outstanding for
    diluted computation                                          $   2,766,916

Diluted earnings per share                                       $        1.70

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